Mail Stop 3561

May 26, 2006

Alex Kam, President
Madison Avenue Holdings, Inc.
354 East 50th Street
New York, New York 10022

      Re: **Madison Avenue Holdings, Inc.**
           Form 10-KSB for Fiscal Year Ended
           December 31, 2005
           Filed March 30, 2006
           Forms 10-QSB for Fiscal Quarter Ended
           March 31, 2006
           Filed May 15, 2006
           File No. 0-50655

Dear Mr. Kam:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Item 8A. Controls and Procedures, page 8

1. Please revise to provide appropriate disclosures regarding changes in internal control over financial reporting as required by Item 308(c) of Regulation S-B.

Form 10-QSB for the period ended March 31, 2006

2.	We note your disclosure that your officer concluded your disclosure controls and procedures were effective in ensuring that material information was reported. Revise to clarify, if true, that your officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Also revise to clarify, if true, that your officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decision regarding required disclosure. See Exchange Act Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before June 20, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies